

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 25, 2017

Yanlai Shi
Chief Executive Officer
RYB Education, Inc.
4/F No.29 Building, Fangguyuan Section 1, Fangzhuang
Fengtai District, Beijing 100078
People's Republic of China

> **Re: RYB Education, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 17, 2017**
> **CIK No. 0001708441**

Dear Ms. Shi:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Corporate History and Structure, page 58

1.   Prominently disclose here that as a holding company, your ability to pay dividends and other cash distributions to your shareholders depends upon your ability to receive dividends and other distributions from your PRC subsidiaries, which in turn depends upon the amount of service fees paid to your PRC subsidiaries by your affiliated entities in the PRC. Additionally, quantify the amount of fees paid to your PRC subsidiaries from your VIE and affiliated schools and the amount of dividends you have received from these subsidiaries in the last two fiscal years.

<u>Liquidity and Capital Resources</u>

<u>Cash Flows and Working Capital, page 87</u>

2.   We note your response to comment 1 and revised disclosure on pages 88 and 137. Please explain to us how you determined that you are not restricted on the total amount of loans and capital contributions you may make under the applicable PRC regulations. We note your disclosure throughout (e.g., pages 34 and 137) concerning the limitations on loans by foreign companies to their subsidiaries in China such that the amounts of certain loans may not exceed the difference between the total investment and the registered capital of the foreign-invested enterprise. In this regard, please tell us and revise your disclosure to quantify the amount of loans and capital contributions you may <u>currently</u> make to each of your VIEs and PRC subsidiaries as compared to the amount of proceeds you intend to use for the stated purposes. Furthermore, clarify how the use the proceeds for each of the stated purposes would be within the business scopes of your PRC subsidiaries and VIEs.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications